August 25, 2009

Stacy H. Winick, Esq.
K&L Gates LLP
1601 K Street, N.W.
Washington, DC   20006

Re: Nuveen Enhanced Municipal Value Fund
        File Numbers: 333-160963 and 811-22323

Dear Ms. Winick:

        We have reviewed the registration statement of Nuveen Enhanced Municipal
Value Fund (the "Fund") filed on July 31, 2009 on Form N-2 under the Securities Act of
1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act").

        Our comments are set forth below. The captions we use below correspond to the
captions the Fund uses in its registration statement. You should consider a comment
made with respect to one section, however, to apply to similar disclosure elsewhere in the
registration statement,

Prospectus

Prospectus Summary

        1. The Offering – please inform the staff whether the NASD has approved the
terms of the underwriting arrangement.

        2. Leverage – (a) Please describe in your response letter the nature and the
provider of the "standby credit facility" and explain whether such a facility will be
established before the effective date of this registration statement and the commencement
of the offering. (b) If so, additional disclosure as to the character and operations of the
facility will be required. (c) If not, please explain how the failure to establish such a
facility will affect the Fund's operations.

        3. Special Risk Considerations -- depending on how much of a percentage of the
Fund's Managed Assets will be the Fund's total effective leverage, consider moving the
"Leverage Risk" disclosure forward so as to be more prominent. Investors should be
fully aware that the Fund may be a riskier and more volatile investment than is generally
the case with municipal bond funds with investment grade portfolios.

4. Inverse Floating Rate Securities – revise the disclosure by clarifying the following:

(a) The relationship between floating rate securities, inverse floating rate securities, tender option bonds, and special purpose trusts (or tender option bond trusts);

(b) Whether a special purpose trust can have recourse to the Fund without a separate shortfall and forbearance agreement;

(c) Whether all tender option bonds are "residual interest municipal tender option bonds".

Statement of Additional Information

Segregation of Assets

5. Disclose how the Fund will segregate assets with respect to tender option bonds subject to shortfall and forbearance agreements. Disclose that the Fund will have to segregate assets with respect to self-deposited inverse floating securities.

General Comments
.

6. We note that portions of the disclosure have been left blank.   We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

7. Please supply the undersigned with copies of any exemptive applications and no-action requests the Fund has submitted, or will submit, in connection with registration of its shares.

8. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

9. If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, preferably before filing the Fund's final pre-effective amendment.

Notwithstanding our comments, please furnish a letter acknowledging that:

the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

should the Commission or the staff, acting pursuant to delegated
authority, declare the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated
authority, in declaring the filing effective, does not relieve the Fund
from full responsibility for the adequacy and accuracy of the disclosure in
the filings;

the Fund may not assert this action as a defense in any proceeding
initiated by the Commission or any person under the Federal securities
laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide the staff of the Division of Investment Management in
connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the
registration statement as confirmation that those requesting acceleration are aware of
their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please
respond to all comments in a letter filed in the form of EDGAR correspondence. Where
no changes will be made in response to a comment, please so state in your letter and
explain the basis for your position. The staff may have further comments after reviewing
your responses.

If you have any questions prior to filing a pre-effective amendment, please direct
them to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel